UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034 20 4

(CUSIP Number)

Michael Morrisett
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, OK 74114
(539) 444-8002

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

March 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034 20 4	13D	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS
Phil E. Mulacek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,694,185*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,694,185*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,694,185*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.58%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 *Includes 548,000 shares issuable upon the exercise of warrants.

CUSIP NO. 292034 20 4	13D	Page 3 of 6 pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $0.001 per share (“Common Stock”), of Empire Petroleum Corporation (the “Company”).

The address of the Company’s principal executive office is 2200 S. Utica Place, Suite 150 Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The business address of Mr. Mulacek is 25025 I-45 North, Suite 420, The Woodlands, Texas 77380.

Mr. Mulacek is engaged in the oil and gas business and is the founder and President of Petroleum Independent & Exploration LLC, a Nevada limited liability company (“PIE”).

Mr. Mulacek has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Mulacek has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mulacek is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 6, 2020, the Company and wholly owned subsidiary of the Company, entered into several agreements with entities controlled by Mr. Mulacek, including a securities purchase agreement dated (the “Securities Agreement”) with PIE, pursuant to which PIE purchased (a) 3,500,000 shares of Common Stock, (b) a warrant to purchase up to 2,625,000 shares of Common Stock at an exercise price of $0.20 per share (the “PIE-1 Warrant”), (c) a warrant to purchase up to 1,800,000 shares of Common Stock at an exercise price of $0.25 per share (the “PIE-2 Warrant”), (d) a warrant to purchase up to 8,136,518 shares of Common Stock at an exercise price of $0.10 per share (the “PIE-3 Warrant”), and (e) a warrant to purchase up to 11,066,667 shares of Common Stock at an exercise price of $0.141 per share (the “PIE-4 Warrant” and, collectively with the PIE-1 Warrant, the PIE-2 Warrant, and the PIE-3 Warrant, the “PIE Warrants”), for an aggregate purchase price of $525,000. The purchase price was funded using Mr. Mulacek’s personal funds.

Prior to March 12, 2021, PIE (a) partially assigned some of the PIE Warrants to certain third parties unaffiliated with Mr. Mulacek, some of which were exercised as further described below, and (b) assigned the right to receive 900,000 and 125,000 shares of Common Stock to Mr. Mulacek and Five Sterling LP, respectively. Five Sterling LP is controlled by Mr. Mulacek.

On March 12, 2021: (a) the PIE-1 Warrant was exercised by (i) PIE with respect to 100,000 shares of Common Stock at an aggregate exercise price of $20,000, (ii) Mr. Mulacek with respect to 700,000 shares of Common Stock at an aggregate exercise price of $140,000, (iii) Big Red Revocable Trust with respect to 135,000 shares of Common Stock at an aggregate exercise price of $27,000, and (iv) Five Sterling LP with respect to 130,000 shares of Common Stock at an aggregate exercise price of $26,000; (b) the PIE-2 Warrant was exercised by (i) PIE with respect to 100,000 shares of Common Stock

CUSIP NO. 292034 20 4	13D	Page 4 of 6 pages

at an aggregate exercise price of $25,000, (ii) Mr. Mulacek with respect to 250,000 shares of Common Stock at an aggregate exercise price of $62,500, (iii) Big Red Revocable Trust with respect to 150,000 shares of Common Stock at an aggregate exercise price of $37,500, and (iv) Five Sterling LP with respect to 200,000 shares of Common Stock at an aggregate exercise price of $50,000; (c) the PIE-3 Warrant was exercised by (i) PIE with respect to 600,000 shares of Common Stock at an aggregate exercise price of $60,000, (ii) Mr. Mulacek with respect to 2,276,518 shares of Common Stock at an aggregate exercise price of $227,652, (iii) Big Red Revocable Trust with respect to 800,000 shares of Common Stock at an aggregate exercise price of $80,000, and (iv) Five Sterling LP with respect to 400,000 shares of Common Stock at an aggregate exercise price of $40,000. On March 24, 2021, the PIE-4 Warrant was exercised by (a) PIE with respect to 400,000 shares of Common Stock at an aggregate exercise price of $56,400, (b) Mr. Mulacek with respect to 3,606,667 shares of Common Stock at an aggregate exercise price of $508,540, (iii) Big Red Revocable Trust with respect to 400,000 shares of Common Stock at an aggregate exercise price of $56,400, and (iv) Five Sterling LP with respect to 400,000 shares of Common Stock at an aggregate exercise price of $56,400. The exercise prices under the PIE Warrants were funded using Mr. Mulacek’s personal funds.

On March 30, 2021, the Company closed an offering of shares of its Common Stock along with warrants to purchase shares of its Common Stock. In connection with such offering: (a) Mr. Mulacek’s spouse purchased 60,000 shares of Common Stock and a warrant to purchase up to 60,000 shares of Common Stock at an exercise price of $0.50 per share for an aggregate purchase price of $21,000; (b) Big Red Revocable Trust purchased 30,000 shares of Common Stock and a warrant to purchase up to 30,000 shares of Common Stock at an exercise price of $0.50 per share for an aggregate purchase price of $10,500; (c) Mr. Mulacek purchased 825,000 shares of Common Stock for an aggregate purchase price of $288,755; (d) PIE purchased 398,000 shares of Common Stock and a warrant to purchase up to 398,000 shares of Common Stock at an exercise price of $0.50 per share for an aggregate purchase price of $139,300; and (e) Five Sterling LP purchased 60,000 shares of Common Stock and a warrant to purchase up to 60,000 shares of Common Stock at an exercise price of $0.50 per share for an aggregate purchase price of $21,000. Such purchase prices were funded using personal funds of Mr. Mulacek or his spouse. Mr. Mulacek assigned the warrant to purchase up to 825,000 shares of Common Stock at an exercise price of $0.50 per share to an unaffiliated third party.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Mulacek acquired and owns the shares of Common Stock and warrants to purchase Common Stock, as described herein, for investment purposes.

Pursuant to the Securities Purchase Agreement, the Company agreed to, among other things (a) take commercially reasonable efforts to cause the appointment of one individual designated by PIE to serve on the Board of Directors of the Company after the exercise of the PIE-1 Warrant in full, and (b) take commercially reasonable efforts to cause the appointment of a second individual designated by PIE to serve on the Board of Directors of the Company after the exercise of the PIE-3 Warrant in full. Both the PIE-1 Warrant and the PIE-3 Warrant have been exercised in full. As of the date of this Schedule 13D, the Company and Mr. Mulacek have discussed potential appointments to the Company’s Board of Directors designated by PIE, but no such appointments have been made. Other than as set forth in this paragraph, Mr. Mulacek does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

CUSIP NO. 292034 20 4	13D	Page 5 of 6 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

Mr. Mulacek is the beneficial owner of 13,694,185 shares of Common Stock, which includes 548,000 shares issuable upon the exercise of warrants, or 23.58% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Schedule 13D for Mr. Mulacek is based on 57,515,919 outstanding shares of Common Stock, which figure is disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. The 548,000 shares that Mr. Mulacek is deemed to beneficially own by virtue of having a right to acquire upon exercise of the warrants are considered outstanding solely for purposes of calculating his percentage of ownership.

(b)	The responses of Mr. Mulacek to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 292034 20 4	13D	Page 6 of 6 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021	/s/ Phil E. Mulacek
Phil E. Mulacek